MORGAN LEWIS

LEON E. SALKIN
Associate
+1.215.963.5620
leon.salkin@morganlewis.com

June 30, 2017

FILED AS EDGAR CORRESPONDENCE

Trace Rakestraw, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:  The Advisors' Inner Circle Fund (File Nos. 033-42484 and 811-06400)
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Dear Mr. Rakestraw:

On behalf of our client, The Advisors' Inner Circle Fund (the "Trust"), this letter responds to the comments you provided on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") via telephone, regarding the Trust's preliminary proxy statement on Schedule 14A and related materials (together, the "Proxy Materials"), which were filed with the SEC on behalf of the Cornerstone Advisors Income Opportunities Fund (the "Fund"), a series of the Trust, pursuant to the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended (the "1940 Act"), on June 13, 2017. Below, we have briefly summarized your comments and questions, followed by our responses based on information provided by the Adviser. Capitalized terms not defined herein should be given the meaning provided in the Proxy Materials.

1. COMMENT. With respect to the actual and pro forma fee tables in the "Impact on Fund Fees and Expenses" section, please:

     (a) update the tables to reflect the Fund's annualized operating expenses for the semi-annual period ended April 30, 2017.

     RESPONSE. The requested change has been made.

     (b) confirm that the difference between the actual and pro forma management fees is attributable solely to the Transition.

     RESPONSE. The Trust confirms that the difference between the actual and pro forma management fees is attributable solely to the Transition.







                               MORGAN, LEWIS & BOCKIUS LLP

                               1701 Market Street
                               Philadelphia, PA 19103-2921     T +1.215.963.5000
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Trace Rakestraw, Esq.
June 30, 2017
Page 2

2. COMMENT. Please indicate in the "More Information about AllianzGI US" section whether AllianzGI US has waived, reduced, or otherwise agreed to reduce its compensation with respect to the AllianzGI Convertible Fund under any applicable contract.

     RESPONSE. The requested change has been made.

3. COMMENT. Please confirm that all material factors and the conclusions with respect thereto that form the basis for the recommendation of the Board that the shareholders approve the Sub-Advisory Agreement are discussed in the "Board Considerations in Approving the Sub-Advisory Agreement" section.

     RESPONSE. The Trust confirms that all material factors and the conclusions with respect thereto that form the basis for the recommendation of the Board that the shareholders approve the Sub-Advisory Agreement are discussed in the "Board Considerations in Approving the Sub-Advisory Agreement" section.

4. COMMENT. In the proxy card, please bold the sentence indicating that the proxy is solicited on behalf of the Board.

     RESPONSE. The requested change has been made.

                            * * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5620.

Very truly yours,

/s/ Leon E. Salkin
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Leon E. Salkin